FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed Pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Massey, William	2. Date of Event Requring Statement (Month/Day/Year) 1/18/2001	4. Issuer Name and Ticker or Trading Symbol Aames Financial Corporation (AAM)
(Last) (First) (Middle) c/o Aames Financial Corporation 350 S. Grand Avenue, 52nd Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable): [ ] Director [ ]10% Owner [X ] Officer (give [ ]Other (specify title below) below) Executive Vice President--Retail	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Los Angeles, CA 90071			7. Individual or Joint/Group Filing (Check Applicable Line) [ ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Onwership (Instr. 5)

FORM 3 (continued) Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options (Right to Buy)	(1)	7/2/08	Common Stock	2,000	$66.875	D
Stock Options (Right to Buy)	(2)	10/1/09	Common Stock	10,000	$5.00	D
Stock Options (Right to Buy)	(2)	4/17/10	Common Stock	15,000	$5.00	D
Stock Options (Right to Buy)	(3)	8/4/10	Common Stock	125,000	$0.85	D

Explanation of Responses:

 (1) Vests 20% on date of grant and 20% on each anniversary of the date of grant until fully vested.

 (2) Vests and becomes fully exercisable on the ninth anniversary of the date of grant, provided that the optionee remains an employee of the Company on such date, subject to earlier vesting based upon the Company's attainment of certain share price values.

 (3) 20% of the option vests on the date of grant and 20% vests on each anniversary of the date of grant until fully vested. Vesting is subject to acceleration based upon change-in-control.

/s/ William Massey	1/29/2001
**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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